

Cash
Other Assets
Short-Term Debt
Long-Term Debt
Equity
1,500k
1,250k
1,000k
750k
500k
250k
0
2019
2020

Net Margin: -605% Gross Margin: 100% Return on Assets: -40% Earnings per Share: -$137,321.07

Revenue per Employee: $30,269 Cash to Assets: 72% Revenue to Receivables: ~ Debt Ratio: 14%